Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

August 16, 2019

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Tonya K. Aldave

Re:	SpringWorks Therapeutics, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted July 19, 2019
CIK No. 0001773427

Dear Ms. Aldave,

This letter is being submitted on behalf of SpringWorks Therapeutics, Inc. (the “Company”) in response to the comments contained in the letter dated July 30, 2019 (the “Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s confidential submission of the Draft Registration Statement on Form S-1 that was originally submitted on June 7, 2019, and subsequently amended on July 19, 2019 (the “Draft Registration Statement”). The Company is concurrently filing a Registration Statement on Form S-1 (the “Registration Statement”), including changes in response to the Staff’s comments and other updates.

For reference purposes, the text of the Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, as amended, and page references in the responses refer to Registration Statement, as marked. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and the Registration Statement (marked to show changes from the Draft Registration Statement, as amended).

Ms. Aldave Securities and Exchange Commission August 16, 2019 Page 2

Prospectus summary

Overview, page 1

1.	We note your response to our prior comment 1. Please revise your disclosure to summarize the information you provided in your response as it relates to the timeline of the DeFi trial.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly on page 122 of the Registration Statement.

Our portfolio, page 2

2.	We note your response to our prior comment 2. Please revise your disclosure to clarify, consistent with your response, that you have not yet determined the international markets in which you will seek marketing approval.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly on pages 114, 122 and 127 of the Registration Statement.

3.	Please revise your pipeline table to indicate the progress of each of your product candidates in a manner that is consistent with the disclosure elsewhere in the prospectus. We note, for example, the table indicates that a number of candidates are approximately halfway through a particular phase when the disclosure regarding those candidates indicates they have not yet commenced or have recently commenced that particular phase.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the pipeline chart on pages 2 and 110 of the Registration Statement in response to the Staff’s comments.

Business

Phase 2 clinical trial (WI180798), page 116

4.	We note your response to our prior comment 6 and your revised disclosure. Please revise to state clearly why patient #14 "was not evaluable for response per this trial protocol."

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly on page 120 of the Registration Statement.

Ms. Aldave Securities and Exchange Commission August 16, 2019 Page 3

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (617) 570-1879.

Sincerely,

/s/ Laurie A. Burlingame, Esq.

Laurie A. Burlingame, Esq.

Enclosures:

cc: Saqib Islam, SpringWorks Therapeutics, Inc.
Badreddin Edris, SpringWorks Therapeutics, Inc.

Michael V. Greco, SpringWorks Therapeutics, Inc.

Kingsley L. Taft, Esq., Goodwin Procter LLP

Brent B. Siler, Esq., Cooley LLP

Divakar Gupta, Esq., Cooley LLP